Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated October 4, 2010

Registration Statement No. 333-160562

October 7, 2010

Ellington Financial LLC

Common Shares Representing Limited Liability Company Interests

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 4, 2010.

Issuer	Ellington Financial LLC (the “Company”)

Securities offered	4,500,000 common shares representing limited liability company interests

Over-allotment option	675,000 shares

Common shares to be outstanding after the public offering[1]	16,485,670 shares

Price to the public	$22.50 per share

Gross proceeds from the public offering	Approximately $101.3 million (or approximately $116.4 million if the underwriters fully exercise their over-allotment option)

Net proceeds from the public offering	Approximately $94.9 million (or approximately $109.2 million if the underwriters fully exercise their over-allotment option) after deducting (a) underwriting discounts and commissions of (i) $2.3 million with respect to the sale of 1,713,400 shares and (ii) $0.6 million with respect to the sale of 2,786,600 shares to certain of the Company’s existing shareholders and certain other investors with whom the Company or its affiliates have an existing relationship, including up to 400,000 common shares reserved for sale to certain of the Company’s officers and directors and other persons associated with the Company, and (b) estimated offering expenses, in each case payable by the Company.

Settlement date	October 14, 2010

Underwriters	Deutsche Bank Securities Inc. Cantor Fitzgerald & Co.

[1]	Excludes the common shares that the Company may issue and sell pursuant to the over-allotment option.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, or by calling 1-800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.